Exhibit 99.32

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

VALENS GROWORKS CORP.

230 Carion Road

Kelowna, British Columbia, V4V 2K5, Canada

NOTICE IS HEREBY GIVEN that an annual general and special meeting (the “Meeting”) of shareholders (the “Shareholders”) of Valens GroWorks Corp. (“Valens” or the “Company”) will be held on Friday, June 12, 2020 at 10:00 a.m. (EST) by way of a live audio webcast at https://web.lumiagm.com/206911327 for the following purposes:

1.	to receive and consider the annual audited financial statements of the Company for the fiscal year ended November 30, 2019, together with the report of the auditors thereon;

2.	to elect the directors of the Company for the ensuing year;

3.	to appoint KPMG LLP, Chartered Accountants, as the auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix their remuneration;

4.	to consider and, if deemed advisable, to pass a special resolution, with or without variation (the “Continuance Resolution”) to approve the filing of Articles of Continuance by the Company under the Canada Business Corporations Act (the “CBCA”) under the name “The Valens Company Inc.”, or such other name as may be approved by the board of directors of the Company, so that the Company will become a federal corporation governed by the CBCA (the “Continuance”), and to approve the adoption of a general by-law (the “By-Laws”) of the Company effective upon such continuance;

5.	to consider and, if deemed advisable, to pass an ordinary resolution, with or without variation, to approve the Advance Notice By-Law of the Company relating to the advance notice of nominations of directors, to be effective upon completion of the Continuance;

6.	to consider and, if deemed advisable, to pass an ordinary resolution, with or without variation, to approve the adoption of the Company’s omnibus long-term incentive plan; and

7.	to consider other matters, including, without limitation, such amendments or variations to any of the foregoing resolutions, as may properly come before the Meeting or any adjournment thereof.

The Meeting will be hosted virtually, by way of a live audio webcast only. Shareholders will not be able to attend the Meeting in person. Shareholders and duly appointed proxyholders can attend the Meeting only by going to https://web.lumiagm.com/206911327.

Registered Shareholders and duly appointed proxyholders can participate in the Meeting by clicking “I have a login” and entering a Username and Password before the start of the Meeting, as follows:

▪	Registered Shareholders - The 15-digit control number located on the form of proxy or in the email notification you received is the Username and the password is “valens2020”.

▪	Duly appointed proxyholders – Computershare Trust Company of Canada will provide each duly appointed proxyholder with a Username after the voting deadline has passed. The password to the meeting is “valens2020”.

Voting at the Meeting will only be available for registered Shareholders and duly appointed proxyholders.

Non-registered Shareholders who have not appointed themselves may attend the meeting by clicking “I am a guest” and completing the online form. Please refer to the section titled “Participating in the Virtual Meeting” in the accompanying Circular for additional details regarding the virtual Meeting.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice (the “Notice”). Also accompanying this Notice and the Circular is a form of proxy for registered Shareholders or a voting instruction form for non-registered Shareholders. Any adjourned meeting resulting from an adjournment of the Meeting will be held at a time and place to be specified at the Meeting. Only Shareholders of record at the close of business on May 6, 2020 will be entitled to receive notice of and to vote at the Meeting.

Your vote is important regardless of the number of common shares of the Company you own. Registered Shareholders who are unable to attend the Meeting in person or via the live webcast are asked to sign, date and return the enclosed form of proxy relating to the common shares of the Company held by them in the envelope provided for that purpose or vote via telephone or internet (online) in accordance with the instructions set out in the proxy and in the Circular. If you are a non–registered Shareholder and receive these materials through your broker or through another intermediary, please complete and return the voting instruction form in accordance with the instructions provided to you by your broker or intermediary. Failure to do so may result in your shares of the Company not being voted at the Meeting.

To be effective, the proxy must be duly completed and signed and then deposited with either the Company or the Company’s registrar and transfer agent, Computershare Trust Company of Canada, Proxy Department 100 University Ave., 8th Floor, Toronto, ON, M5J 2Y1, or voted via telephone or internet (online) as specified in the proxy form, no later than 10:00 a.m. (EST) on Wednesday, June 10, 2020. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any participate late proxy.

DATED at Kelowna, British Columbia this 12th day of May, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

Tyler Robson

Chief Executive Officer and Director